UNITED FINANCIAL BANKING COMPANIES, INC.

Exhibit 21—Subsidiaries of the Registrant

Name of subsidiary	Jurisdiction under laws of which organized	Percent of Voting Security owned by Immediate Parent
The Business Bank	Virginia	100%
The Business Bank Insurance Agency, Inc.	Virginia	100%
Business Venture Capital, Inc.	Virginia	100%
United Title LLC	Virginia	100%
United Facilities LLC	Virginia	100%